10-K/A Certification Letter

Mr. John Reynolds
Assistant Director
Securities & Exchange Commission
Washington, D.C. 20549

     Re:   Grant Hartford Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed April 17, 2012
             File No. 333-155507

Dear Mr. Reynolds:

     Pursuant to the Commission Comment Letter dated September 18, 2012, the Company through its CEO, Mr. Eric Sauve and Mr. Aaron Charlton, the Chairman of the Board of Directors, (the "Company") herein state that:

     (1)   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     (2)   the Company understands that the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (3)   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Securities laws of the United States.

Sincerely,

/s/Eric Sauve Eric Sauve, CEO & Director

/s/Aaron Charlton Aaron Charlton, Chairman of the Board of Directors